SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*†

Fifth Street Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31678A 10 3

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13D/A constitutes Amendment No. 1 to the initial Schedule 13D filed on behalf of each of Fifth Street Holdings L.P. and Bernard D. Berman on February 24, 2016 and Amendment No. 3 to the Schedule 13D of Leonard M. Tannenbaum and Fifth Street Asset Management Inc. originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 31, 2015, as amended by Amendment No. 1 filed with the SEC on January 29, 2016 and as further amended by Amendment No. 2 filed with the SEC on February 24, 2016.

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,603,604.404

	8.	Shared Voting Power 8,400,570

	9.	Sole Dispositive Power 13,603,604.404

	10.	Shared Dispositive Power 8,400,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,004,174.404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,399,520

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,399,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,399,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Fifth Street Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,399,520

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,399,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,399,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Bernard D. Berman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,968

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 25,968

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,968

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

This Schedule 13D/A constitutes Amendment No. 1 to the initial Schedule 13D filed on behalf of each of Fifth Street Holdings L.P. and Bernard D. Berman on February 24, 2016 and Amendment No. 3 to the Schedule 13D of Leonard M. Tannenbaum and Fifth Street Asset Management Inc. originally filed with the SEC on December 31, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on January 29, 2016 (“Amendment No. 1”) and as further amended by Amendment No. 2 filed with the SEC on February 24, 2016 (“Amendment No. 2”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D, Amendment No. 1 or Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by replacing the first sentence of the penultimate paragraph with the following sentence:

The Purchase (as defined in Item 4) was financed through Mr. Tannenbaum’s personal funds and FSH’s working capital, including FSH’s available credit line.

Item 4.	Purpose of Transaction

Item 4 is amended by amending and restating paragraphs 4, 5, 6 and 8 as set forth below and by deleting paragraph 7:

On the terms and subject to the conditions of the PSA, the Buyers purchased 9,220,600 Shares from the Sellers for a per-share purchase price of $6.25, without interest (the “Purchase”), as follows: (i) 4,078,304 of such Shares were purchased by FSH on March 24, 2016; and (ii) all of the remaining 5,142,296 Shares that the Buyers were obligated to purchase under the terms and subject to the conditions of the PSA were purchased by Mr. Tannenbaum on March 24, 2016 and March 29, 2016.

In connection with the PSA, FSH and RiverNorth entered into an escrow agreement with JPMorgan Chase Bank, N.A., as escrow agent (the “Escrow Agent”). On March 24, 2016 and March 28, 2016, FSH and RiverNorth jointly directed the Escrow Agent to release certain of the funds maintained in an escrow account to RiverNorth in full satisfaction of any amounts owed by Buyers as consideration for the Purchase pursuant to the PSA.

In the PSA, the Sellers agreed to withdraw their proposals and director nominations put forth for the Issuer’s 2016 Annual Meeting of Stockholders and to observe certain standstill provisons in respect of the Issuer and the Shares until the Issuer’s 2017 Annual Meeting of Stockholders. The PSA requires those Sellers that are parties to certain cash settled total return swaps in respect of Shares to request and use their best efforts to cause the counterparty to such swaps to vote the Shares held by such counterparty, as of the record date for any meeting of the Issuer’s stockholders, in accordance with the recommendations of the Issuer’s board of directors. On the basis of the foregoing agreement, the Reporting Persons may be deemed to have formed a “group,” as such term is used in Section 13(d) of the Securities Exchange Act and the rules thereunder, with the Sellers that are parties to such cash settled total return swaps. According to the Sellers’ amended Schedule 13D filed with respect to the Shares on February 22, 2016 by RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth Capital Management, LLC, Randy I. Rochman, Fred G. Steingraber and Murray R. Wise, there are 3,878.542 Shares subject to such swaps.

The summary of the PSA and the Purchase in this Item 4 is qualified in its entirety by reference to the complete text of the PSA, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 150,262,924 outstanding Shares as of February 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on February 9, 2016. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power (i) 12,265,840.404 Shares are held by him directly, 5,142,296 of which were purchased by Mr. Tannenbaum from the Sellers pursuant to the PSA; (ii) 80,000 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the President; (iii) 1,122,281 Shares are held by 777 West Putnam Avenue LLC (“Building LLC”), for which Mr. Tannenbaum holds a majority of the equity interest of the sole member, and (iv) 135,483 Shares are issuable upon conversion of the Convertible Notes. Of the Shares over which Mr. Tannenbaum has shared voting and dispositive power, (i) 1,050 Shares are directly held by his spouse and (ii) 8,399,520 are directly held by FSH, 4,078,304 of which were purchased by FSH from the Sellers pursuant to the PSA.

The 8,399,520 Shares over which FSAM and FSH have shared voting and dispositive power are held directly by FSH. Of those 8,399,520 Shares, 4,078,304 Shares were purchased by FSH from the Sellers pursuant to the PSA.

Of the Shares over which Mr. Berman has sole voting and dispositive power, 25,968 shares are held by him directly.

(c) Mr. Berman does not have any transactions with respect to Shares during the last 60 days. The summary of the PSA and the Purchase in Item 4 is incorporated by reference in its entirety into this Item 5(c). Such summary is qualified in its entirety by reference to the complete text of the PSA, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference in its entirety into this Item 5(c). Other than the Purchase, there are no transactions with respect to Shares by the Reporting Persons and other persons required to be identified in Item 2 since the filing of Amendment No. 2 on February 24, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2016

/s/ Leonard M. Tannenbaum

LEONARD M. TANNENBAUM

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum

Name:	Leonard M. Tannenbaum

Title:	Chief Executive Officer

FIFTH STREET HOLDINGS L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum

Name:	Leonard M. Tannenbaum

Title:	Chief Executive Officer

/s/ Bernard D. Berman

BERNARD D. BERMAN